UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Panda Ethanol, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698338100

(CUSIP Number)

Panda Energy International, Inc.

4100 Spring Valley, Suite 1001

Dallas, Texas 75244

(972) 980-7159

Copy to:

Janice V. Sharry

Thomas H. Yang

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5545

(214) 200-0641 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 698338100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Panda Energy International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

13,817,341
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

13,817,341
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,817,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.1%
14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Panda Ethanol, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4100 Spring Valley Road, Suite 1002, Dallas, Texas 75244.

Item 2. Identity and Background.

This statement is being filed by Panda Energy International, Inc., a Texas corporation (the “Company”). The Company is in the business of developing, financing, constructing and operating power generation facilities and other large scale, energy-related projects. The address of the Company’s principal business and principal office is 4100 Spring Valley Road, Suite 1001, Dallas, Texas 75244.

Attached as Schedule A is a chart setting forth, with respect to each executive officer and director of the Company, his or her name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) as of the date hereof.

During the past five years, neither the Company nor, to the best knowledge of the Company, any executive officer or director of the Company named on Schedule A, have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Each of the directors and executive officers identified on Schedule A is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger dated May 18, 2006, by and among Cirracor, Inc. (“Cirracor”), Panda Ethanol, Inc. (“Panda Ethanol”) and Grove Panda Investments, LLC and the First Amendment to Agreement and Plan of Merger dated as of June 7, 2006, by and among Cirracor, Inc., Panda Ethanol, Inc. and Grove Panda Investments, LLC (as amended, the “Merger Agreement”), Panda Ethanol merged with and into Cirracor (the “Merger”) on November 6, 2006. Upon consummation of the Merger, the surviving company changed its name to Panda Ethanol, Inc. In connection with the Merger, the Company acquired 13,817,341 shares of Common Stock in exchange for an equal number of shares of common stock of Panda Ethanol held by the Company prior to the Merger.

The terms of the Merger are more fully described in the Merger Agreement, which has been previously filed as an exhibit to the Issuer’s Report on Form 8-K dated November 13, 2006 and incorporated herein by reference for all purposes. Any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement.

Item 4. Purpose of Transaction.

As described in Item 3 above, this Schedule 13D relates to the acquisition of Panda Ethanol by Cirracor pursuant to the terms of the Merger Agreement. For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

The Company acquired the shares of Common Stock for investment purposes. The Company intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by the Company, the Company may acquire additional shares of Common Stock, or dispose of all or part of its shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Company at any time without prior notice. The Company may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Company does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of November 15, 2006, the Company was the beneficial owner of the following shares of Common Stock:

Filing Person	No. Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Panda Energy International, Inc.	13,817,341	46.1%

To the Company’s best knowledge, no shares of the Issuer’s Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) As of November 15, 2006, the Company possessed the voting power over the following shares of Common Stock:

Panda Energy International, Inc.

Sole power to vote or to direct the vote:	13,817,341 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition	13,817,341 shares of Common Stock

Shared power to dispose or to direct the disposition	0 shares of Common Stock

To the Company’s best knowledge, none of the persons identified in Schedule A to this Schedule 13D individually possess voting or dispositive power over the Issuer’s Common Stock.

(c) Other than the acquisition of shares of Common Stock in connection with the Merger described in Item 3 hereof, no transactions in the Issuer’s Common Stock were effected during the past sixty days by the persons named in response to Item 5(a).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Common Stock beneficially owned by the Company is subject to a registration rights agreement, the terms of which are summarized below:

Overview. All of the shares of Common Stock that were issued by Cirracor pursuant to the Merger in exchange for securities purchased pursuant to that certain Purchase Agreement dated as of June 7, 2006 (“Registrable Securities”) are subject to the Registration Rights Agreement dated as of June 7, 2006 and amended as of November 13, 2006 (the “Registration Rights Agreement”). The Registration Rights Agreement entitles the stockholders that are parties thereto (each a “Holder” and collectively the “Holders”) to certain rights with respect to the registration of shares of Registrable Securities for resale under the Securities Act.

Registrations. Pursuant to the Registration Rights Agreement, the Issuer must file a universal “shelf” registration statement within 75 calendar days of the Merger. The Issuer must keep such registration statement continuously effective under the Securities Act until the earlier of (A) the date on which there ceases to be outstanding any Registrable Securities, and (B) the date on which all Registrable Securities have been sold, or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act. The Issuer is not to file a registration statement to which the Holders of a majority of Registrable Securities, excluding the Company, shall reasonably object in good faith.

If the Issuer fails to file a registration statement within the specified time, or in certain other circumstances, the Issuer must pay to each Holder partial liquidated damages equal to 1.00% of the aggregate purchase price paid by such Holder, to accrue monthly but not to accrue in excess of 24 months.

If there is not an effective registration statement covering all of the Registrable Securities and the Issuer prepares a registration statement relating to an offering for its own account or the account of others, other than a registration statement on Forms S-4 or S-8, then all Holders will be entitled to piggyback registration rights, allowing them to have their shares included in the registration.

Underwritten offering. During a specified time after the registration statement becomes effective, and subject to certain restrictions and limitations, the Holders of at least 22.5% of the Registrable Securities may request in writing that the Company commence an underwritten offering in which the Registrable Securities are offered and sold on a firm commitment basis through one or more underwriters. In connection with any underwritten offering, the Holders agree, to the extent requested by the managing underwriters, not to sell, offer to sell, grant any option or otherwise transfer or dispose of any Registrable Securities or other shares of Common Stock of the Issuer then owned by such Holder for a period of 60 days following such underwritten offering.

Limitations. The Issuer will not be in breach of its obligations under the Registration Rights Agreement for failing to take any action otherwise required if it determines that such action would require the Issuer to disclose material, non-public information that the Issuer has a bona fide business or legal reason for not disclosing.

The Issuer agreed not to enter into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in the Registration Rights Agreement. The Issuer also agreed not to grant registration rights more favorable than the rights specified in the Registration Rights Agreement to any subsequent holder of its securities without either offering the same rights to all Holders or obtaining the written consent from Holders owning at least 50.1% of the Registrable Securities.

Indemnification. The Issuer has agreed to customary indemnification of each Holder of Registrable Securities.

Amendments and waivers. The provisions of the Registration Rights Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions may not be given, unless the same shall be in writing and signed by the Issuer and the Holders of at least sixty-six and two-third percent (66 2/3%) of the then outstanding Registrable Securities.

Lockup. Prior to the date upon which the registration statement becomes effective, the Company has agreed not to pledge, sell, contract to sell or sell any option or contract to purchase or otherwise transfer or dispose of, any of its Registrable Securities. Further, for six months following the effective date of the registration statement, the Company has agreed to similar restrictions on the sale of seventy-five percent (75%) of its Registrable Securities that are registered for resale pursuant to the initial registration statement. Notwithstanding the lockup provision, the Company is permitted to pledge up to fifty percent (50%) of its Registrable Securities pursuant to a bona fide commercial lending arrangement based on the credit of the Company.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to Exhibits 3 and 4 hereto, which are incorporated herein by reference for all purposes.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Agreement and Plan of Merger dated as of May 18, 2006, by and among Cirracor, Inc., Panda Ethanol, Inc. and Grove Panda Investments, LLC (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 13, 2006).

Exhibit 2.	First Amendment to Agreement and Plan of Merger dated as of June 7, 2006, by and among Cirracor, Inc., Panda Ethanol, Inc. and Grove Panda Investments, LLC (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 13, 2006).

Exhibit 3.	Registration Rights Agreement dated as of June 7, 2006, by and among Panda Ethanol, Inc., Panda Energy International, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 13, 2006).

Exhibit 4.	First Amendment to Registration Rights Agreement dated November 13, 2006, by and among Panda Ethanol, Inc., Panda Energy International, Inc. and the purchasers named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2006	By:	/s/ ROBERT W. CARTER
Robert W. Carter
Chief Executive Officer
Panda Energy International, Inc.

Schedule A

Set forth below is the name and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Panda Energy International, Inc. The business address of each such person listed below is c/o Panda Energy International, Inc., 4100 Spring Valley Road, Suite 1002, Dallas, Texas 75244.

Name	Principal Occupation or Employment
Robert W. Carter Executive Officer and Director	Chairman and Chief Executive Officer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Janice Carter Executive Officer and Director	Executive Vice President – Administration, Secretary & Treasurer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Frank M. Dickerson Director	Chairman and Chief Executive Officer Arc One, LLC 1010 Northwest Blvd. Winston-Salem, NC 27101

William Huffman Director	(semi-retired) Brown & Brown Insurance 201 East First Street Rome, GA 30161

David Pruitt Director	Retired